U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September 12, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Gerstein Fisher Municipal CRA Qualified Investment Fund (S000055374)

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Gerstein Fisher Municipal CRA Qualified Investment Fund (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
568	8/12/2016	485APOS	0000894189-16-011073
581	10/25/2016	485BXT	0000894189-16-012490
584	11/4/2016	485BXT	0000894189-16-012851
586	12/1/2016	485BXT	0000894189-16-013285
587	12/9/2016	485BXT	0000894189-16-013410
589	12/19/2016	485BPOS	0000894189-16-013539
595	1/4/2017	485BPOS	0000894189-17-000034

Post-Effective Amendment No. 568 was filed for the purpose of registering the Fund as a new series of the Trust.  The Trust filed Post-Effective Amendment Nos. 581, 584, 586 and 587 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 568.  Post-Effective Amendment No. 589 was filed for the purpose of responding to Staff comments with respect to adding the Fund as a new series of the Trust and to make other permissible changes under Rule 485(b).  Post-Effective Amendment No. 595 was filed for the purpose of submitting the XBRL exhibit for the risk/return summary first provided on Post-Effective Amendment No. 589.  No securities were sold in connection with these Post-Effective Amendments.  The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Fund as a series of the Trust.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 12th day of September, 2018.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President